SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

9 April 2020

Update on Executive Director Remuneration

Prudential plc ("Prudential") today provides an update on the remuneration of its Executive Directors in 2020.

While the full impact of Covid-19 is still emerging, Prudential has a highly resilient business model and remains well placed to support its customers and distribution partners, and deliver profitable growth for its shareholders.

In light of the current situation and the need for continued restraint in executive remuneration, Prudential's Executive Directors have proposed the following changes to their remuneration in 2020, which have been accepted by the Board's Remuneration Committee:

●
A reduction in the salaries of Executive Directors to the level on 31 December 2019, with effect from 1 April 2020.
●
A reduction in the pension benefits of incumbent Executive Directors from 25 per cent to 13 per cent of salary, with effect from 14 May 2020.
●
The Group Chief Financial Officer and Chief Operating Officer's 2020 Prudential Long Term Incentive Plan award will be maintained at 250 per cent and will no longer increase to 300 per cent of salary.

The Remuneration Committee will operate these changes within the Directors' Remuneration Policy proposed at the Annual General Meeting on 14 May 2020.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary